Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Terremark Worldwide, Inc.:
We consent to the use of our reports dated June 14, 2007, with respect to the consolidated balance sheets of Terremark Worldwide, Inc. as of March 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the two-year period ended March 31, 2007, management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2007 and the effectiveness of internal control over financial reporting as of March 31, 2007, incorporated herein by reference.
As discussed in Note 2 to the consolidated financial statements, on April 1, 2006, Terremark Worldwide, Inc. changed its method of accounting for share-based compensation.
/s/ KPMG LLP
Miami, Florida
October 19, 2007